Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: May 19, 2021

The following is a transcript of an interview on the Rail Group on Air podcast on May 13, 2021, which was posted on social media.

Canadian Pacific’s Keith Creel, Mark Redd and John Brooks Discuss Merging With KCS: RAIL GROUP ON AIR with William C. Vantuono

SoundCloud Transcription

Host (William C. Vantuono): Keith, it’s been an interesting few weeks, you’ve hit a couple of important milestones with the merger application, you had the waver approved for doing this merger under the older rules, the exemption, and also you have the voting trust, so that’s been a couple important milestones.

Keith Creel: It’s been a very busy couple of weeks, but yes in the middle of the challenges to get the news from the STB that what we had anticipated and what we believed very strongly about which is our deal and the simplicity of our deal, a pro-competitive, pro service nature because it is unique in that it’s the only combination and the class one space that is truly end to end that the STB has recognized those same facts which are undeniable and resulted in a ruling that says we do have a path to deal certainty, given that our trust can be approved as an independent trust and obviously we’ll go through the same fulsome review of the facts during the merger review process once it’s submitted but there certainly is a path to bringing these two wonderful companies together which is very clear and undeniable.

Host: Now generally it’s thought that you know if and when this goes through, it would be the approval that comes sometime in 2022? Do you see that happening maybe a little sooner?

Creel: I wouldn’t say that, I would say that I’m very pleased and appreciative of the fact that the STB has considered our application in a very timely fashion, I think you could not criticize the time they’ve taken or you couldn’t criticize the thoroughness that they’ve gone through especially with the full review that they applied to the trust consideration. But with that said, the timing, although they have not issued a schedule yet that would validate our expectations, our expectations remain on a path to getting this approved and coming out as a pro forma company sometime mid 2022, we think that’s certainly within the realm of possibility.

Host: Do you have any sense of what the Canadian government might consider this especially bringing CN to the mix. You know you have two companies part of the Canadian culture suddenly getting bigger and becoming a transnational.

Creel: I think obviously CN and CP from a Canadian perspective they’re extremely proud of the two railways. It’s undeniable to look at our track records and the strength that the two companies represent so that’s a great thing, I would suggest and think that having two stronger railroads would be more preferable, hard to argue with, and I think that our preferred outcome allows that to exist you know you’ve got one railroad of the two that’s quite a bit larger, they’re not twice as large but close to that so to have parity to create two strong railroads that drive investment, that drive competition, that cause each other to compete aggressively to provide better service and more reliable service and appropriately market price service to customers, I think that’s in the nation’s best interest, and I think Canada would look at that proudly.

Host: Now you as we discussed only a few short months ago when we talked about your career and of course you are reigning railroader of the year, you took special efforts to really preserve and enhance the culture of Canadian Pacific, you did things with the logo, so the company’s culture is really really important, how are you going to preserve that? I mean the name of course will be the Canadian Pacific name will exist under CPKC, Kansas City name of course continues, but how will you maintain that CP culture or the CP identity?

Creel: I think the first point is the identity of Canadian Pacific is tied the country, that’s undeniable, it’s a company that uniquely helped create the country as we know it today, that’s never going to change, our commitment that history, our commitment to that connection is submitted in our proposed transactions stating that our corporate headquarters, our world headquarters will remain in Calgary that’s not going to change, but that said and that addressed, the thought of Canadian Pacific being sort of the trendsetter, if we think about it, it’s a railroad that connected a country now to be the railroad that we believe would drive the last spike to connect three countries, to connect a full continent to create untold positive benefits of new commerce, new markets, new competitive options, pro-growth, pro-employment, you know that’s something that I think is unique, it’s uniquely enabled through our transaction, there really are no losers it’s all winners and to be able to suggest that about any combination, especially in light of the recent histories of all the railroad consolidation is something that we’re extremely proud of in our employees. Labor sees the same thing, to think about a world where you’ve got a consolidation where labor supports you, they see the same opportunity for job growth or strength and the combination as we do, to me is pretty compelling in it of itself and says a lot. So again across the board a lot to be proud, of it’s a lot of work and were going to have to work had to get it done but the end of the day we will and you’re going to see a combined Canadian Pacific Kansas City railway that have like cultures, they have like histories and pride and grit, determination, we’ve been the two smallest coming together, still would be the smallest of all the class ones, but I think the most important in the growth of the nations combined together on the backbones of USMCA that would create a history that we all could be proud of for the rest of our lives.

Host: John Brooks, Keith had just mentioned about business development growth, marketing opportunities, what are some of those opportunities you see with this combination?

John Brooks: You know Bill, it’s super exciting to talk about because this kind of combination, maybe unlike others, is truly a growth story. It’s certainly, we will capitalize on the learnings operationally and certainly the PSR will be part of it, it’s embedded in our culture and also KCS is on their journey. This is around converting the end-to-end connections of these two networks and then really taking those products and overlaying them in the marketplace. I really look across all the business units, our agricultural franchise that’s so rich with origination, that maybe has been a little bit of poor on destination outlets, now this combination creates a Gulf outlet. It creates a processing outlet the chicken feeders and other processors under KCS and certainly opens up a direct route into Mexico which is, as I’ve talked to and spent time with the elevators and farmers in North Dakota, Minnesota, Wisconsin and Iowa and South Dakota and frankly even northern Missouri, the excitement they have around bringing that new market optionality into this direct line hall, is pretty compelling. And again, I think as Keith said unmatchable with any other rail combination that’s out there. I can quickly jump the intermodal opportunity. I think to the link, the industrial production of northern Mexico with Texas and you know, up into Kansas City and Chicago and Minneapolis and Toronto, emulate and create a product like we did in intermodal for CP, but doing it spanning three countries and providing another consistent, reliable service in that part of the world, I think there’s a great share opportunity in terms of giving costumers optionality. But there’s the great truck off the road opportunity that I think sits out there too. We could do a full podcast just you and I on all the opportunities. I think I could fill up a couple hours at least.

Host: We might have to break it up into a series.

Brooks: We could do that!

Creel: You get John talking about Ag he talks a lot so it would require a series, Bill.

Brooks: We could do one just with that!

Host: When we talk about Mexico particularly in the northern part of the country, nearshoring comes into that manufacturing being converted from oversees, and the pacific rim coming back to North America, a lot of it in Mexico but also the US and Canada, so something like this combination you think would be able to capitalize on that trend?

Creel: I think creating a network that allows a decision maker that may work for a particular company that has you know they’ve outsourced their supply chain to be able to bring it back and control their supply chain and place it on North American soil tied to the benefits of this network I think it’s undeniably compelling to create this, and the absence of this and obviously you’re not able to have access in a very unique way single lined served in any other railroad and to serve literally all the key markets across all three nations, again it’s extremely, extremely unique.

Brooks: You know customers, are feeling the frustration across the globe right now, around you know these supply chains that were 30-60 days long and the notion I know a lot of the Canadian retailers and those customers are excited about the idea of being able to take that supply chain from 30-60 days to potentially two weeks or 20 days and to be able to produce barbecue grills in Mexico and either truck them or truck them and intermodal them you know up into Canada or the upper mid-west, I think this transformation has only started, we’re in the early innings of this story.

Host: Mark I want to talk a bit about some of the operational aspects here, it’s an end-to-end connection, you and your counterparts at KCS have been looking at the railroad and looking to see where maybe some improvements or enhancements can be made, what can we look to as far as maybe capital projects?

Redd: So, Bill, really, I mean KCS has been a PSR journey for a couple years now so that’s, I mean frankly that’s the good news for CP. When we come in and step into the railroad once we get our hands on it, we can certainly help with uniting the two railroads together with synergies meaning train movements through Kansas City, currently we both work in Kansas City at the same terminal, so we have a joint agency there, Keith and I had some time there and we spoke about a couple PSR opportunities just within the art itself of capital projects. But you know, with that said, I mean it’s all about service between Kansas City and through Kansas City to get down to Mexico so when we talk about a hump yard at Saint Paul its literally marshalling cars in Canada, humping at Saint Paul and the next destination that we can see is down in Mexico to a yard to sort and then take it to the final destination. You know, the good news is, Bill I’m not sure if you’re aware of this but you know I’ve worked with KCS for 20 years, so we understand the yards, we understand some of the bottlenecks they may have and have been working through those opportunities, and the good thing for us is we can help in support in that area with service aside and locomotives, how we share locomotives and just build a better railroad through our PSR principles, which we’re both down the same path.

Host: Getting down to Mexico, specifically to the Laredo border crossing, which is the biggest, that can get a little complex, you’ve got to get over the UP for a certain amount of trackage, not all that much, any feel for how that might be improved?

Redd: Yeah, I mean the good news is KCS has put some money in on the south end of that railroad down toward Brownsville and I mean you’re literally talking about 50 miles of trackage rights from the south end, you have a little less of a crew district just to get through Houston, but if you talk about Houston, you’re talking about directional run in, you’re talking about double tracks so you can get through Houston pretty quick, and you know KCS built that Rosenburg line probably I would say about 10 years ago, 12 years ago and very beneficial to get off of that route that was just west of Rosenberg to speed up that traffic, to speed up time to get across the railroad. So, you know with the implementation of international crews that KCS has put on at the bridge, at some point here soon from what we hear is they’ll do away with their windows they have back and forth and you’ve got to just run trains straight away at designated times, but certainly, capacity they put in the railroad logger sidings, CTC through the whole route they have, KCS has already put in place, those create some of the bottlenecks they have their dispatching center within the spring UP office, their quarter managers, so that helps with some communication for sure.

Host: Now how about with Norfolk Southern there’s the meridian speedway, which is kind of a joint operation, and also to get on the eastern side of your network, to get from Canada into the US, you have trackage rights so over a portion of Norfolk southern. How do you see that shaping up?

Redd: Yeah, we do have trackage rights across Norfolk southern, we also have all the trackage rights across CSX as well so they actually crew our trains there for three districts, we crew ours up for two districts, and certainty just continue to work with Norfolk Southern to get across the railroad. I mean, we’ve got a good relationship today, we originate out of Bensonville, we terminate in Detroit, so we can get through those areas pretty quick today. So, communication is not an issue, it’s really just working together to really understand traffic flows and increased business if that’s what we have.

Host: So, you don’t foresee any issues coming up, it should be a fairly smooth transition then?

Redd: You bet, I mean it’s just working operating the service plans and communicating with each other, so we understand what the expectations are.

Host: Operationally, it doesn’t seem to be any more complex, putting CP and KCS together doesn’t seem to be, you’re not adding any more complexity, you’re taking it out of the mix.

Redd: I would agree, again we operate together at Kansas City, I mean we are working with each other every day, it’s not like we don’t know each other, we do. What we would create here is really just how do you run through that terminal with some of the trains that need to run through, there will always be local business in Kansas City. There will always be interchange just due to the fact of nature of the importance of Kansas City. Again, it’s moving grain through the terminal, it’s moving some of the crude oil trains, DRU that we have back and forth and just working close together, right sizing the locomotives, right sizing the assets as our foundations call for, but it’s those types of things, building the bonds what the synergies they created with PSR, and us learning as well, I mean we don’t, we have to keep an open mind as well because they’re going to teach us this stuff, like we’ll teach them.

Host: So, you’re both PSR railroads, and there is probably a little bit of a difference between how each railroad operates, so what are some the things you would be addressing in terms of PSR operations to try to blend them into a whole?

Redd: Part of it would be train size, we’d want to take a look at some of the train sizes they have and locations, I mean we run 200 car trains. I don’t think KCS has gotten that big yet, there are some locations where it would make sense on that railroad, we just need to rationalize siding lanes and again, Bill that would be a journey to get there and to right size the asset, but the fact is we can, we run two 24s of thunder bay out of Winnipeg so there’s opportunities across the railroad that we can do. We can certainly take a look at locomotive sizes, fuel efficiencies, there’s opportunity with fuel efficiency on KCS, and certainly we can learn as well. They run through the mountains down in Mexico just like we do in Canada and just creating that collaboration, a network of each other so we can live and lead off of each other.

Host: So, then you would be able to accomplish some blending of the locomotive fleet? Maybe take the best of each fleet and, as you said, rationalize the fleet.

Redd: Absolutely, and the second part is just the car supply we have for each other, just turning the asset as far as freight cars, box cars whatever it may be, I mean sometimes we don’t send our equipment offline just due to the fact it’s interchanging, it’s a switch offline and we could lose the asset, and this, you got a Texas market that we could cover out of the west of Canada, and spot in and around Dallas, and certainly get our fleet back to Canada, you know based upon one carrier, one railroad so we know we can turn our assets.

Host: How will the dispatching pan out? What are your plans? Will the dispatching essentially remain as it is today or do you see maybe blending dispatching centers or at least building some redundancy into your dispatching centers where you can control the entire railroad from one location, for any location I should say.

Redd: Yeah, so Monterrey is the dispatch office for Mexico, certainly a lot of reasons why, I mean Spanish speaking, so we would certainly keep that in play in Montterey, really the place of synergy would be between Minneapolis and Kansas City and if we’re going to keep that head office in Kansas City so we would end up moving dispatchers down to Kansas City and build within that operating center, of course Calgary would stay just due to the fact that they’re going to dispatch to Calgary in the Canadian railroad.

Host: John, ports, that’s a growth area for the industry, a lot of port development, can you talk a little bit about some of the opportunities there on the ocean side?

Brooks: Absolutely Bill, it’s an area we’re excited about, the thought of taking CP from basically a west coast Canada only port option to recently our acquisition of the CMQ that gave us reintroduction into Atlantic Canada, so really now stretching our franchise coast to coast, east to west across Canada and now blending in access to Mobile and access to New Orleans, access you know into the Texas gulf, and then the synergies of now linking how you think about those imports into Lazaro Cardenas and also the Puerta Veracruz, really again gives us a USMCA port network that would be unmatchable. And Bill there’s a lot of synergies between some of the major steamship operators, port terminal operators and customers that use these ports but then also our good customers of CP which we’re doing business with in Vancouver and will be doing business with in the port of Montreal, and also the port of Saint John. So I think there’s a, from an international or an intermodal standpoint, port opportunity is tremendous and maybe just another comment Bill on customers. We’ve had a tremendous level of support and largely driven by, we’ve got no overlap in our combination, so it’s truly what I consider a customer-friendly merger between these companies and specifically when I look at other combinations and certainly the potential CN combination it’s undisputable that there’s competitive levels that are going to decline in some pretty major areas like St. Louis comes to mind. It’s indisputable that an independent stand for successful, an independent KCS in the Saint Louis, East Saint Louis sage, all those customers I think truly would suffer at a decline in competition, and I think again that’s, back to Keith’s comment, that’s what makes our combination so unique.

Creel: I think another point, Bill, we need to make relative to the ports and the strength of our port network, is our ability uniquely to partner with capacity that we have available in our inland terminals, it doesn’t do a lot of good to discharge freight on the port, whether it’s west coast, east coast, southwest coast, if you can’t take it inland to where those terminals are, to where those freight is destined to go, if you can’t deramp it when it arrives and be able to process your customer in a very efficient manner in and out the gate, then you really don’t have a product that allows for profitable, sustainable growth. In our unique footprint, we have space in Vancouver to expand in, and we have space in Calgary, we have space in Winnipeg, we have space in Toronto, we have space in Montreal, we have space like no one else has in Chicago. You think about the power of that to be able to grow with the port to handle that growth in an efficient manner inland, that’s essential to really unlocking the value, the reliable supply chain value for your shippers, for your customers. If you can’t do both then you run into problems, you run into empty promises and commitments and hurt feelings and adversely impacted value propositions for your customer which is not something that we would enable or make possible for our customers, in fact, we prided ourselves in making sure we avoided overcommitting, overselling our capacity, you know promising the sun the moon and the stars to the customer just to get them to bring revenue to our railroad and then not delivering and compromising their integrity, their ability to succeed in their marketplaces so again I think that’s a unique value proposition when it comes to the port play and the intermodal play that that we uniquely offer in partnership with KCS that benefits the customer, benefits commerce and benefits all stakeholders.

Host: CP has the best on-time performance for Amtrak. Have you had discussions with either Amtrak or Via Rail or some of the commuter rail agencies like Metro Links, what is your message to them as far as handling passenger trains and maybe even accommodating a little growth in the passenger business?

Creel: Let’s start with the message. We believe in committing to our customers what were capable of doing and doing what we say we’re going to do. In each of those spaces, this has not always historically been the case prior to our focus on reinventing the Canadian Pacific Railroad and implementing Precision Scheduled Railroading, I would argue that the relationships were strained, that the service was erratic, and they would not have considered us partners. We would have been a necessary service evil for like of a better term. But over the past 6-7 years, especially if you think about Amtrak, not because we say so but because the report card reflects so, we’ve been the leading service provider of Amtrak, from an all-time standpoint for the past 5 years running and it was because we’ve committed to the partnership. You know, they’re a customer, they’re a partner. It’s part of our plan, it’s part of our capacity. Now when it comes to mixing passenger trains and freight trains, we all understand that passenger trains, because they move so fast, so quickly, consume, especially in a freight network, a lot of capacity. So that planning and capacity when you add more train frequencies has to be thought out very carefully. So we have never said no just to say no, we approach it from a very responsible standpoint and said if we do it, we need to understand what the implications are to your service, to other customer service, our other business partners and a strategic investment has to be made for us to realize additional frequencies and we’ll enter into those discussions with you. I think that’s the right approach. I think our partners have appreciated over the years and that will be our commitment going forward. If we can create additional capacities, allow them more frequencies that are reliable and don’t impede on our ability to maintain balance and commitments across our entire customer base, then we’re going to be open-minded and enter into those discussions. If we can’t, then we’re going to be honest about it and say why we can’t and have a frank, transparent and honest discussion which perhaps again they may not like that answer in a particular situation but I think they would respect the honesty and the transparency as opposed to the alternative which is just say no or even worse say yes and then you can’t deliver.

Host: I would just say an observation on my part I would think that you know with the renewed focus on the environment in the US as well as well as in Canada, there is a call for more passenger service. But I would hope that those who were calling for more services recognize how critical the freight rail network is and are willing to make the investment. If it means adding capacity, know those investments have to come for the most part from the from the passenger side... this just made my personal opinion, but I’ve heard it around the industry.

Creel: Bill, I agree. The key is being able to have honest, transparent discussion and explaining the whys and that’s why I think it’s critically important that we maintain our credibility. They we are men and women of our word, we’re not unreasonable, we’re reasonable — we’re just supplying good sound business practice and principal. We’re pretty good railroaders, we all can coexist here but there has to be a balance when it comes to decisions about allocating capacity so that we can satisfy all of our stakeholders and not serve one to the detriment of all others.

Host: I remember a comment that Hunter Harrison made to me many years ago where he said, “Ah Heck we can run those passenger trains better than the government!” and he was probably right!

Creel: I’ll let then crew them and we’ll dispatch them—the ones that we’re parking within our railroad. You know what I think there’s one concept that that’s critically important for people to focus on you know we’ve got a lot of narrative in back-and-forth and discussions about “pro my case” and “pro their case”... if you really boil this thing down to what our combination and what our proposed transaction represents it’s about creating more optionality for customers, it’s about creating more competition for our customers, it’s about creating more jobs for our employees it’s about taking trucks off the road and putting them on rail, and it’s about doing it in a way that we minimize any adverse impacts. To be able to do that in a very unique way to be able to combine 2 great companies to form a greater company that otherwise would not be possible—and when I say a greater company that are otherwise not be possible, I’m talking about the additional investment that it unlocks, you’ve got two networks that are we’re doing well with what we have but it’s not the combined line or routes’ potential because you don’t have the density or the investment economics to put more steel in, to put more ties and ballasts in the ground to increase efficiency, track speed CTC, all those things at density allows you to create that otherwise if we get this approved we will have that to be able to do that. And then I think about “why does that matter to other than to just CP?” And why matters other than the obvious for the customers and our employees, it matters to the nation deal. You think about rail infrastructure we all would agree that you’re not going to build new railroads you know we’re landlocked you can make all the cases for and against, but the reality is the barrier to do that is great and the hurdle I think is insurmountable. I think we have to do more with what we have to have something that allows more to be created from a national network standpoint, a public transportation standpoint, so that you have two parallel lines that run through the Midwest that, because of our unique investment that our deal unlocks, allows two thriving networks to create additional capacity and competition and create parity for customers, parity for commerce, and not put all of our eggs in one basket I think is compelling. To have a network that allows that as an outcome that’s pro-competition, pro-service, pro-investment, pro-growth, pro-environment…again, I know that word is unique, that word matters, the facts matter and in our case the facts prove out the uniqueness of it and the value creation across the board. If you think about from a pitcher, visualize: two high speed, highly efficient, effective, reliable networks that are 400 miles apart that connect Canada to the U.S. and to the Gulf that’s pretty compelling as opposed to the alternative where it might be one that’s maximized and one that’s minimized and the opportunity for that capacity in competition and service options for customers did not exist. That’d be a shame for that to occur, and I think ultimately the facts are going to prove that out, it’s not rhetoric it’s truth, its undeniable facts. I’m a guy that gets into the truths and gets into the facts and the facts matter, and trust me on this one, I really think that’s where this thing is going to end. Because it is truly in all stakeholders’ best interest.

Host: Your short line and regional railroad partners of course they are an important part of this—what’s your sense of how they view this combination? Because they’re critically important and in many cases are the first mile and the last mile.

Creel: They’ve had again, if we get to the facts and look at all the letters of support, the short lines overall have overwhelmingly came out in support of our transaction. I think that speaks miles. We have enjoyed an investment into our partnerships with our short lines to help them grow and thrive because quite frankly our network, we were limited in reach when we had to compete so how do you compete, you partner! With those short lines it allowed us to extend our reach and our optionality for our customer so by default and by nature in the strength of those partnerships that have been established as we are able to create a more efficient network that creates and reaches new markets they in exchange to get to benefit from that as well that’s why we’ve had the support that we’ve had.

Brooks: Bill, these short lines are no different than shippers that are going to go from 2 to 1 or 3 to 2 or 5 to 4 in terms of losing options. They don’t want to lose options. I’ve got a short line background. Your life thread was being able to work with as many other railroads as possible to create that optionality and grow your business. And I can tell you these short line regional railroads feel exactly the same way that a number of these key shippers feel, that they want an end-to-end combination that’s going to create that optionality in new markets. And anything less, Bill, in whether it be the CN proposed transaction, or any other transaction out there risks the health, I believe, of some of these short lines. Because they, no different than a trains loader I talked to the other day down at the Port of New Orleans—he’s going to lose an option. They feel the same way and they’re excited about the markets that Keith said, that ultimately we can enable.

Host: Mark from an operational standpoint just jumping off on what John said, it seems as though for the for the smaller, the class II in class III railroads it actually might make things a little a little easier for them in terms of the end-to-end connections for their clientele, their customers.

Mark: Well, again I think John said this about the trans loader in New Orleans he’s not losing anything he’s extending his reach—is what he can extend into Canada. If you look at any of the short lines on KCS it’s the same principle. It’s not that it’s not that switch or that connection in Kansas City is not that switch or somewhere else they can actually put it on the train and we can move to Canada, Minneapolis wherever it where it may be going—it’s certainly an extension to the short lines.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI), which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN

CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.